Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Announces Resource Update at Luna Gold’s Aurizona Mine

Vancouver, British Columbia | March 14, 2013

Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that Luna Gold Corp. (“Luna”) (TSX: LGC) has completed an independent mineral resource update at its Aurizona Gold Mine in Brazil (“Aurizona”). Aurizona’s measured and indicated mineral resources now total 3.63 million ounces and inferred mineral resources are now 1.04 million ounces, a 15% and 44% increase respectively, from the December 2011 resource update.

The updated resource incorporates an additional 6,933 metres drilled at the Piaba deposit and 7,478 metres drilled at the Boa Esperança, Ferradura and Conceição deposits throughout 2012. A pit optimization exercise was also conducted for the Tatajuba deposit. Measured and indicated gold resources now total 82 million tonnes at 1.38 grams per tonne gold, or 3.63 million ounces gold. Inferred gold resources now total 18.5 million tonnes at 1.74 grams per tonne gold, or 1.04 million ounces gold.

 “The Aurizona gold stream is our flagship stream and today’s announced resource update represents additional value for Sandstorm shareholders,” said President and CEO Nolan Watson. “I want to commend Luna for their success to date and we look forward to seeing how the resource grows as exploration continues.”

Table 1. Aurizona project consolidated mineral resource table.
Inclusive of reserves effective as at January 29, 2013
Deposit	Type	Class	Tonnes	Au g/t	Au Ounces
Piaba	Pit constrained	Measured	19,510,000	1.36	850,000
		Indicated	59,010,000	1.40	2,652,000
		Measured and Indicated	78,520,000	1.39	3,502,000
		Inferred	6,990,000	1.61	362,000
	Outside Pit Shell	Inferred	9,450,000	1.95	592,000
Tatajuba	Pit constrained	Indicated	1,380,000	1.40	62,000
		Inferred	810,000	1.39	36,000
Boa Esperança	Pit constrained	Indicated	1,430,000	0.79	36,000
		Inferred	970,000	1.00	31,000
Conceição	Pit constrained	Indicated	160,000	0.75	4,000
		Inferred	60,000	0.82	2,000
Ferradura	Pit constrained	Indicated	500,000	1.65	27,000
		Inferred	260,000	1.65	14,000
Total	Pit Constrained and Outside Pit	Measured	19,510,000	1.36	850,000
		Indicated	62,480,000	1.38	2,781,000
		Measured and Indicated	81,990,000	1.38	3,631,000
		Inferred	18,540,000	1.74	1,036,000

Table 2. 2011 and 2012 mineral resource statements, Piaba deposit, Aurizona.
Year	Type	Class	Tonnes	Au g/t	Au Ounces
2011	Pit constrained	Measured	10,782,000	1.13	391,000
		Indicated	62,939,000	1.28	2,596,000
		Measured and Indicated	73,721,000	1.26	2,987,000
		Inferred	2,469,000	1.47	117,000
	Outside Pit Shell	Indicated	2,738,000	1.29	113,000
		Inferred	10,901,000	1.56	547,000
2012	Pit constrained	Measured	19,510,000	1.36	850,000
		Indicated	59,010,000	1.40	2,652,000
		Measured and Indicated	78,520,000	1.39	3,502,000
		Inferred	6,990,000	1.61	362,000
	Outside Pit Shell	Inferred	9,450,000	1.95	592,000
Notes:
1.
Open pit resources (Whittle pit® optimization) are constrained by a 0.30 g/t Au grade domain and stated at the following cut-off grades for Piaba, Boa Esperança, Ferradura and Conceição: Laterite & Saprolite – 0.322 g/t Au, Transition – 0.364 g/t Au and Fresh Rock – 0.400 g/t Au based on a gold price of US$1,500 per ounce, pit slopes of 45o for Laterite/Saprolite/Transition and 55o for Fresh Rock, mining cost of US$1.80/t material moved, process and G&A cost of US$14.00/t (Laterite/Saprolite), US$15.50/t (Transition) and US$17.00/t (Fresh), recoveries of 92% (Laterite/Saprolite) and 90% (Transition/Fresh Rock) and selling cost (transportation, insurance, royalty) of US$30.00/t.

2.
Open pit resources (Whittle pit® optimization) are constrained by a 0.30 g/t Au grade domain and stated at the following cut-off grades for Tatajuba: Laterite & Saprolite – 0.368 g/t Au, Transition – 0.411 g/t Au and Fresh Rock – 0.447 g/t Au based on the same parameters as outlined in point 1 above plus an additional cost of U$2.00/t for transportation to the Aurizona mill.

3.
Fresh rock outside pit shell resources are stated at the following cut-off grades for Piaba: 1.50 g/t Au based on a gold price of US$1,500 per ounce, mining cost of US$45.00/t moved, process and G&A cost of US$19.00/t, recovery of 90%, selling cost of US$30.00/t and an additional 1% royalty increase.

4.	Aurizona topography is current as of October 31, 2012.
5.
Maptek’s Vulcan v8.1.4 was used in the resource estimation including compositing and grade estimation. Internal waste blocks inside the 0.30 g/t Au grade shell were estimated separately from mineralized blocks using indicator kriging. Mineralized blocks were estimated by the ID3 algorithm.

6.	Block dimensions are 10m x 5m in the xy plane x 3m on the z axis. Sub-blocking to 1m x 1m in the xy plane and 3m in the z axis was performed at the 0.30 g/t Au grade domain margins and at topography.
7.
The Aurizona resource estimates are supported by the following number of individual specific gravity measurements: Piaba – 12,657; Boa Esperança – 1273; Tatajuba – 804; Ferradura – 1000; Conceição – 473.

8.	The Piaba database contains 77,574 metres consisting of 351 diamond drill holes, 142 reverse circulation holes and 448 auger drill holes.
9.	The Boa Esperança database contains 9,015 metres consisting of 15 diamond drill holes, 48 reverse circulation holes 175 auger drill holes and 8 trenches.
10.	The Tatajuba database consists of 4,740 metres in 45 diamond drill holes (2008).
11.	The Ferradura database contains 5,398 metres consisting of 17 diamond drill holes, 13 reverse circulation holes 118 auger drill holes and 9 trenches.
12.	The Conceição database contains 2,834 metres consisting of 7 diamond drill holes, 10 reverse circulation holes 79 auger drill holes and 5 trenches.
13.
The following capping values were used prior to compositing: Piaba (Laterite – 11 g/t Au, Saprolite – 18 g/t Au, Transition/Fresh Rock – 25 g/t Au), Tatajuba – 10 g/t Au, Boa Esperança – 6 g/t Au, Ferradura – 10 g/t Au and Conceição – 3 g/t Au.

14.	Tonnes are rounded to the nearest 10,000. Ounces are rounded to the nearest 1,000 and small tonnage and grade differences may be found due to rounding.
15.	Mineral resources that are not mineral reserves do not have a demonstrated economic viability
16.	There may be political, environmental, legal and other risks that may materially affect the mineral resource estimate disclosed in this press release.
17.	The independent Qualified Person who prepared the preparation of the mineral resource estimate is Leah Mach, CPG, of the Denver office of SRK Consulting (U.S.), Inc.

This resource update was conducted by SRK Consulting (U.S.) Inc. performed according to Canadian National Instrument 43-101 guidelines, and based upon 14,411 metres of new diamond and reverse circulation by Luna. The updated Aurizona mineral resource estimate will form the basis for the updated reserve estimate for the Piaba deposit that is underway and due for completion during the first quarter of 2013. The Technical Report for the resource and reserve updates will be filed under Luna’s profile during April 2013 on SEDAR at www.sedar.com.

Except as otherwise indicated herein, Titus Haggan Ph.D., EurGeol Certified Professional Geologist #746, Luna’s Vice President Exploration is the Qualified Person as defined under National Instrument 43-101 who reviewed and approved the technical information in this press release.  Mr. Haggan is responsible for the scientific and technical work on our exploration programs. The independent Qualified Person under National Instrument 43-101 who prepared the preparation of the mineral resource estimate is Leah Mach, CPG, of the Denver office of SRK Consulting (U.S.), Inc.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of ten gold streams, six of which are producing gold, and four NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION
Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.